UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog

c/o Wengen Alberta, Limited Partnership

c/o Laureate Education, Inc.

650 South Exeter Street

Baltimore, Maryland 21202

with a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

Telephone: (312) 902-5493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203		13D
1		NAMES OF REPORTING PERSONS
Wengen Alberta, Limited Partnership

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,147,116*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,147,116*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.79%*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203		13D
1		NAMES OF REPORTING PERSONS
Wengen Investments Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
86,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
86,147,116*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,147,116*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.79%*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (“Wengen GP” and, together with Wengen, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018, June 19, 2019 and September 23, 2019, respectively (as so amended, the “Statement”). This Amendment No. 6 is being filed by the Reporting Persons to report that the Wengen GP and limited partners in Wengen holding a majority of the Series A-1 interests therein (the “Limited Partners”) approved a pro rata distribution by Wengen of 17,229,423 shares of the Issuer’s Class A Common Stock to the Limited Partners in proportion to, and in partial redemption of, their respective ownership percentages in Wengen, as described in more detail below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On March 18, 2021, Wengen GP and investors in Wengen holding a majority of the Series A-1 interests in Wengen approved a pro rata distribution by Wengen of 17,229,423 shares of the Issuer’s Class B Common Stock to Wengen investors for no additional consideration and in proportion to, and in partial redemption of, such Wengen investors’ respective ownership percentages in Wengen (the “Distribution”), which shares, upon the Distribution, will convert into shares of the Issuer’s Class A Common Stock. The Wengen investors also approved a waiver under the Wengen Securityholders Agreement to permit Wengen to effectuate the Distribution. The Distribution is scheduled to occur on March 26, subject to certain material conditions.

Following the Distribution, the Reporting Persons may be deemed to beneficially own, in the aggregate, 68,917,693 shares of Class A Common Stock, which represent, in the aggregate, approximately 35.03% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and based on information provided by the Issuer and assuming the full conversion of all outstanding shares of Class B Common Stock to shares of Class A Common Stock, as a result of Wengen’s ownership, following the Distribution, of 68,917,693 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Also on March 18, 2021, the shareholders of Wengen GP approved a change in the size of Wengen GP’s board of directors, which change permits the board to be comprised of between six and nine directors. In connection therewith, pursuant to the terms of the Wengen Securityholders Agreement, Christopher Hoehn-Saric resigned as a representative of Sterling on the Wengen GP board of directors, and M. Avi Epstein was appointed to fill the vacancy as a Sterling representative.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following sets forth the name, business address, principal occupation of each director of Wengen GP, the number of shares of the Issuer’s Class A Common Stock beneficially owned by each such director and a description of any transactions in the Issuer’s Class A Common Stock that were effected during the past sixty days by each such director.  Each director is a citizen of the United States.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Brian Carroll c/o Laureate Education, Inc. 650 South Exeter Street Baltimore, Maryland 21202	Managing Partner Carroll Capital LLC	13,620(1)	None
Andrew Cohen c/o Cohen Private Ventures, LLC 510 Madison Avenue New York, New York 10022	Managing Director Cohen Private Ventures, LLC	See Footnote (2)	See Footnote (2)
William Cornog c/o KKR Capstone Americas LLC 30 Hudson Yards New York, New York 10001	Global Head KKR Capstone Americas LLC	22,986	None
M. Avi Epstein c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Managing Director, Chief Operating Officer, General Counsel and Chief Compliance Officer, Sterling Partners	See Footnote (3)	See Footnote (3)
Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	See Footnote (4)	See Footnote (4)
Steven M. Taslitz c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (3)	See Footnote (3)

(1) Includes 4,611 shares of Class B Common Stock reserved for issuance upon distribution of Mr. Carroll’s Deferred Compensation Plan account when he retires from the Issuer’s board of directors.

(2) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D to be filed by Cohen Private Ventures, LLC in connection with the Distribution.

(3) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D to be filed by Sterling in connection with the Distribution.

(4) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D to be filed by Snow Phipps in connection with the Distribution.